ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 4, 2008

RECEIVED
2008 AUG 11 P 2:29

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

08004259

PROCESSED
AUG 13 2008
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
4 August 2008 (ASX: Announcement & Media Release –Production from Successful Lake Long well)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 August 2008

PRODUCTION FROM SUCCESSFUL LAKE LONG WELL

SUMMARY

- FAR has commenced production from the 5500' Sand in the #6 well at Lake Long in South Louisiana (FAR >31%)
- As planned the well should be capable of producing approximately 1.5 million cubic feet of gas per day on a stabilised basis

S.L. 328 #6 well, Lake Long, South Louisiana (FAR 31.375%)

FAR has made a successful completion of the 5500 Sand in the #6 well. The 5500' Sand was turned to existing sales facilities on 1 August 2008 and has been flowing at 1.1 million cubic feet of gas per day on an 8/64 inch choke at a flowing tubing pressure of 1750 psi.



The well is still cleaning up and once stabilised will be tested at larger choke settings and production rates.

All working interests at Lake Long are subject to State and other minor royalties. The Lake Long Field is operated by Kriti Exploration Inc.

For information on FAR's drilling activities visit our website at www.far.com.au

END

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au